EX-99.77I

      Effective July 20, 2016, Calvert began to (i) waive the front-end sales charge for direct purchases of Class A shares, and (ii) cease accepting new direct purchases of Class C shares. In addition, on September 20, 2016, the Board of Trustees for each Fund approved all existing directly-held
Class C shares to convert to Class A shares. The share class conversion occurred on September 30, 2016.